SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           SUN ENERGY PARTNERS, L.P.
                             (Name of the Issuer)

                           SUN ENERGY PARTNERS, L.P.
                            KERR-McGEE CORPORATION
                          KERR-McGEE L.P. CORPORATION
                         KERR-McGEE ENERGY CORPORATION
                     (Name of Person(s) Filing Statement)

                               DEPOSITARY UNITS
                        (Title of Class of Securities)

                                     866719107
                     (CUSIP Number of Class of Securities)

                         Russell G. Horner, Jr., Esq.
                    Senior Vice President, General Counsel
                            and Corporate Secretary
                            Kerr-McGee Corporation
                           123 Robert S. Kerr Avenue
                        Oklahoma City, Oklahoma  73102
                           Telephone: (405) 270-1313

           (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)

                                   Copy to:

                             David Chapnick, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York  10017
                          Telephone:  (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ x ]

                          Calculation of Filing Fee

    Transaction Valuation                           Amount of Filing Fee

        $34,094,812<F1>                                      $6,818.96

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $6,818.96
     Form or Registration No.:      Preliminary Schedule 14C
     Filing party:                  Sun Energy Partners, L.P.
     Date Filed:                    March 25, 1999

[FN]
<F1> For purposes of calculation of the filing fee only.  The amount assumes
7,543,100 limited partnership units, representing all limited partnership units other than limited partnership units owned by Kerr-McGee Corporation and its affiliates, will be converted into the right to receive $4.52 per unit in cash.

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 relates to the merger of Sun Energy Partners, L.P., a Delaware limited partnership ("Sun Energy Partners"), with Kerr-McGee Energy Corporation, a Delaware corporation ("Kerr-McGee Energy") and a wholly owned subsidiary of Kerr-McGee L.P. Corporation. Kerr-McGee L.P. Corporation is a Delaware corporation and a wholly owned subsidiary of Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee Corporation").

     On March 9, 1999, Sun Energy Partners and Kerr-McGee Energy entered into an Agreement and Plan of Merger, pursuant to which Sun Energy Partners will be merged with Kerr-McGee Energy and holders of limited partnership units (other than Kerr-McGee Corporation and its affiliates) will receive $4.52 per unit in cash, without interest. A copy of the Agreement and Plan of Merger is attached as Appendix A to the Information Statement filed by Sun Energy Partners with the Securities and Exchange Commission on the date hereof pursuant to Regulation 14C under the Securities Exchange Act of 1934. A copy of the Information Statement is attached hereto as Exhibit (d).

     The information set forth in the Information Statement is incorporated in its entirety by reference. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3, showing the location in the Information Statement of the information required by Schedule 13E-3.

SCHEDULE 13E-3 ITEM                CAPTION IN INFORMATION STATEMENT

Item 1.   Issuer and Class of
          Security Subject to
          the Transaction

          (a), (b)                 Cover Page and "Introduction"

          (c), (d)                 "Price Range of Depositary Units; Cash
                                   Distributions"

          (e)                      Not applicable

          (f)                      "Introduction" and "Special Factors --
                                   Background"

Item 2.   Identity and
          Background

          (a)-(d); (g)             Cover Page; "Available Information";
                                   "Introduction" and Schedule 1

          (e), (f)                 None

Item 3.    Past Contacts,          "Special Factors -- Background"; "Special
          Transactions or          Factors -- Purpose and Structure of the
          Negotiations             Merger" and "Certain Contacts and
          (a), (b)                 Transactions with Affiliates"

Item 4.   Terms of the             Cover Page; "Introduction" and "The Merger"
          Transaction
          (a), (b)

Item 5.   Plans or Proposals of    "Special Factors -- Purpose and Structure
          the Issuer or            of the Merger" and "Special Factors --
          Affiliate                Effect of the Merger on the Market for
          (a)-(g)                  Units; NYSE Listing and Securities Exchange
                                   Act Registration"
Item 6.    Source and Amounts of
          Funds or Other
          Considerations
          (a)                      "Special Factors -- Financing of the
                                   Merger"

          (b)                      "Fees and Expenses"

          (c), (d)                 Not Applicable

Item 7.   Purpose(s),              "Introduction"; "Special Factors --
          Alternatives, Reasons    Background"; "Special Factors -- Purpose
          and Effects              and Structure of the Merger"; "Special
          (a)-(d)                  Factors -- Terms of the Merger; Conflicts
                                   of Interest"; "Special Factors -- Reasons for the Merger"; "Special Factors --
                                   Alternative Transactions Considered";
                                   "Special Factors -- Fairness of the
                                   Merger"; "Special Factors -- Effect of the
                                   Merger on the Market for Units; NYSE
                                   Listing and Exchange Act Registration";
                                   "Special Factors -- Certain Federal Income
                                   Tax Consequences" and "The Merger --
                                   Effects of the Merger"

Item 8.   Fairness of the           "Introduction"; "Special Factors --
          Transaction              Background "; "Special Factors -- Purpose
          (a)-(f)                  and Structure of the Merger"; "Special
                                   Factors -- Terms of the Merger; Conflicts of Interest"; "Special Factors -- Reasons for the Merger"; "Special Factors --
                                   Fairness of the Merger" and "Special
                                   Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee
                                   Corporation"

Item 9.   Reports, Opinions,       "Special Factors -- Background"; "Special
          Appraisals and Certain   Factors -- Fairness of the Merger" and
          Negotiations             "Special Factors -- Opinion of Financial
          (a)-(c)                  Advisor to the Board of Directors of Kerr-
                                   McGee Corporation"

Item 10. Interest in Securities    "Introduction" and "Special Factors --
         of the Issuer             Background"
         (a), (b)

Item 11. Contracts, Arrangements   "The Merger"
         or Understandings with
         Respect to the Issuer's
         Securities

Item 12. Present Intention and     "Special Factors -- Background" and
         Recommendation of Certain "Special Factors -- Purpose and Structure
         Persons with Regard to    of the Merger"
         the Transaction
         (a), (b)

Item 13. Other Provisions of the
         Transaction
         (a)                      "Special Factors   No Appraisal Rights"

         (b)                       "Special Factors -- Other Unit Holder
                                   Rights"

         (c)                       Not Applicable

Item 14. Financial Information
         (a) "Selected Financial Data -- Sun Energy Partners" and Part II to Information Statement

         (b)                       Not Applicable

Item 15. Persons and Assets
         Employed,
         Retained or
         Utilized
         (a), (b)                  Not Applicable

Item 16. Additional Information    Information Statement in its entirety

Item 17. Material to be filed as
         Exhibits
         (a), (e), (f)             Not Applicable
         (b)                       Appendix B
         (c)                       Appendix A
         (d)                       Information Statement in its entirety




ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" in the Information Statement is incorporated herein by reference.

     (c), (d) The information set forth under "Price Range of Depositary Units; Cash Distributions" in the Information Statement is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth under "Introduction" and "Special Factors -- Background" in the Information Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

      (a)-(d); (g) The information set forth on the cover page and under "Available Information"; "Introduction"; and Schedule 1 in the Information Statement is incorporated herein by reference.

     (e), (f) During the last 5 years, none of Kerr-McGee Corporation, Kerr-McGee L.P., Kerr-McGee Energy, and Sun Energy Partners, nor, to the best knowledge of Kerr-McGee Corporation, Kerr-McGee L.P. and Kerr-McGee Energy, any of the persons listed in Schedule 1 to the Information Statement (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a), (b) The information set forth under "Special Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger" and "Certain Contacts and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" and "The Merger" in the Information Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(g) The information set forth under "Special Factors -- Purpose and Structure of the Merger" and "Special Factors -- Effect of the Merger on the Market for Units; NYSE Listing and Securities Exchange Act Registration" in the Information Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     (a) The information set forth under "Special Factors -- Financing of the Merger" in the Information Statement is incorporated herein by reference.

     (b) The information set forth under "Fees and Expenses" in the Information
Statement is incorporated herein by reference.

     (c), (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

     (a)-(d) The information set forth under "Introduction"; "Special Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger"; "Special Factors -- Terms of the Merger; Conflicts of Interest"; "Special Factors -- Reasons for the Merger"; "Special Factors -- Alternative Transactions Considered"; "Special Factors -- Fairness of the Merger"; "Special Factors -- Effect of the Merger on the Market for Units; NYSE Listing and Exchange Act Registration"; "Special Factors -- Certain Federal Income Tax Consequences" and "The Merger -- Effects of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     (a)-(f) The information set forth under "Introduction"; "Special Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger"; "Special Factors -- Terms of the Merger; Conflicts of Interest"; "Special Factors -- Reasons for the Merger"; "Special Factors -- Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" in the Information Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a)-(c) The information set forth under "Special Factors -- Background"; "Special Factors -- Fairness of the Merger", "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" and "Information Concerning Sun Energy Partners -- Inspection Rights if Unit Holders" in the Information Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The information set forth under "Introduction" and "Special Factors -- Background" in the Information Statement is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
           RESPECT TO THE ISSUER'S SECURITIES

     The information set forth under "The Merger" in the Information Statement is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION

     (a), (b) The information set forth under "Special Factors -- Background" and "Special Factors -- Purpose and Structure of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a) The information set forth under "Special Factors -- No Appraisal Rights" in the Information Statement is incorporated herein by reference.

     (b) The information set forth under "Special Factors -- Other Unit Holder Rights" in the Information Statement is incorporated herein by reference.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

     (a) The information set forth under "Selected Financial Data -- Sun Energy Partners" in the Information Statement and in Sun Energy Partners' Annual Report on Form 10-K for the year ended December 31, 1998, which is
Part II in the Information Statement is incorporated herein by reference.

     (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a), (b)  Not applicable.

ITEM 16.  ADDITIONAL INFORMATION

     The information set forth in the Information Statement is incorporated herein by reference in its entirety.

ITEM 17.       MATERIALS TO BE FILED AS EXHIBITS

     (a)       Not applicable.
     (b)(1) Opinion of Lehman Brothers Inc. (included as Appendix B to Exhibit (d)).
     (b)(2) Lehman Brothers Inc. Presentation to the Board of Directors of Kerr-McGee Corporation on March 9, 1999
     (c) Agreement and Plan of Merger dated as of March 9, 1999 between Sun Energy Partners, L.P. and Kerr-
               McGee Energy Corporation (included as Appendix
               A to Exhibit (d)).
     (d)       Information Statement of Sun Energy Partners, L.P.
               dated [_______], 1999.
     (e)       Not applicable.
     (f)       Not applicable.

____________________
* Previously filed.

                                  SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 KERR-McGEE CORPORATION


                                 By:  /S/ Tom J. McDaniel
                                      _______________________________
                                      Name:  Tom J. McDaniel
                                      Title:  Vice Chairman


                                 KERR-McGEE L.P. CORPORATION


                                 By:  /s/ Russell G. Horner, Jr.
                                      _______________________________
                                      Name:  Russell G. Horner, Jr.
                                      Title:  Vice President


                                 KERR-McGEE ENERGY CORPORATION


                                 By:  /s/ Russell G. Horner, Jr.
                                      _______________________________
                                      Name:  Russell G. Horner, Jr.
                                      Title:  Vice President


                                 SUN ENERGY PARTNERS, L.P.


                                 By:  Kerr-McGee Corporation, its managing
                                      general partner


                                      By:  /s/ Tom J. McDaniel
                                           ______________________________
                                           Name:  Tom J. McDaniel
                                           Title:  Vice Chairman


March 26, 1999

EXHIBIT INDEX

     (a)       Not applicable.
     (b)(1) Opinion of Lehman Brothers Inc. (included as Appendix B to Exhibit (d)).
     (b)(2) Lehman Brothers Inc. Presentation to the Board of Directors of Kerr-McGee Corporation on March 9, 1999
     (c) Agreement and Plan of Merger dated as of March 9, 1999 between Sun Energy Partners, L.P. and Kerr-
               McGee Energy Corporation (included as Appendix
               A to Exhibit (d)).
     (d)       Information Statement of Sun Energy Partners, L.P.
               dated [_______], 1999.
     (e)       Not applicable.
     (f)       Not applicable.

____________________
* Previously filed.

                                                               EXHIBIT (b)(2)

                                                               Confidential







                               Presentation to:
                        Kerr McGee's Board of Directors



                                 March 9, 1999



                                LEHMAN BROTHERS

Fairness Opinion Summary

Situation Overview
     . Sun formed Sun Energy Partners L.P. ("SLP") in 1985 to take advantage of several aspects of the Tax Reform Act of 1986; in 1988, Sun E&P was spun off as Oryx
        - Initial offering price was $25.20 per Unit, 8 million units were offered to the public
        - Current trading price is $4.06 per Unit
        - Currently, 7.5 million Units are publicly traded (1.8% of all partnership interests)
     .  All of Oryx's domestic operations were conducted through SLP
        - Include onshore and offshore operations (390 MMBOE of proved reserves)
        - Oryx employees and management operated SLP, which does not have any of its own employees
             .  Kerr-McGee has assumed this role following the merger
     . Initially, income generated by SLP funded capital expenditures and cash distributions; however, over time lower oil and gas prices forced Oryx to purchase additional Units to fund capital expenditures
        - Diluted public shareholder interest from an initial 2.7% to current
          1.8%
             .  Policy was terminated in 1994
        - Cash distributions were terminated altogether beginning in the fourth quarter of 1997
     . KMG is proposing a roll-up to effectively eliminate the publicly-held units
        - Without the roll-up, KMG will experience additional costs for accounting and administrative support to separately account for SLP and to maintain SLP as a separate reporting company with the SEC
             . Oryx had periodically considered a roll-up transaction to achieve these synergies
        - Also, KMG stock will not benefit from the small float attributable to the publicly-held units

Fairness Opinion Summary

Overview of SLP Operations

<Graphic Chart>

    .  GEOGRAPHY OF PROVED RESERVES(390 MMBOE)
       55.5% Onshore, 45.5% Gulf of Mexico

<Graphic Chart>

    .  GAS/OIL RESERVE SPLIT
       (R/1998E P = 9.3 years)
       46.4% Gas, 53.6% Oil

<Graphic Chart>

    .  COMPOSITION OF PROVED RESERVES
       41.8% Proved Underdeveloped, 53.6% Proved
       Developed Producing and 4.6% Proved
       Developed Non-Producing

<Graphic Chart>

    .  HISTORICAL AND ESTIMATED DAILY PRODUCTION
       1995   = 129 MBoepd, 1996   = 132 MBoepd, 1997   = 134 MBoepd,
       1998   = 115 MBoepd, 1999E  = 115 MBoepd, 2000E  = 118 MBoepd,
       2001E  = 126 MBoepd, 2002E  = 140 MBoepd and
       2003E  = 162 MBoepd

Fairness Opinion Summary

Relevant Roll-up Precedent Transactions


                                                                                              Premium       Premium        Premium
                                                                    Value of   Majority of  1 Day Prior  5-Days Prior  30-Days Prior
     Target                     Public                   Date     Transaction  Minority     to Announ.    to Announ.    to Announ.
      Name                     Ownership Consideration Effective    ($MM)      SH Vote?        Date          Date          Date
     ------                    --------- ------------- ---------  ----------- -----------  -----------  ------------  -------------

Valero Natural Gas Partners LP.   53%       Cash        5/31/94    $117.37       No           18.0%        32.6%           36.3%
Enserch Exploration Partners. .   13%  Cash and Stock  10/16/89    $136.50       No            1.1%         2.2%           18.2%
Diamond Shamrock Offshore . . .   13%       Cash        4/25/94    $330.37       No           (3.0%)       (0.3%)           5.5%
Santa Fe Energy Partners LP . .    8%       Cash        9/27/93    $ 28.30       No            1.0%         1.0%           27.0%



                                                                                    High      18.0%        32.6%           36.3%
                                                                                     Low      (3.0%)       (0.3%)           5.5%
                                                                                  Median       1.0%         1.6%           22.6%


Fairness Opinion Summary

Transaction Structure
     . As Managing General Partner and owner of 98.2% of SLP Units, KMG will effect a roll-up the publicly-held Units
        - KMG will form "Newco" to merge with SLP
        - In the proposed merger, each of the publicly-held Units will be converted into the right to receive $4.52 in cash
        - No approval of the public holders is necessary
        - Public holders do not possess appraisal rights

<Graphic Chart>

    .  CURRENT STRUCTURE
          .  KMG = 98% ownership of SLP, Public = 2% Ownership of SLP
             -     SLP and Newco merge
<Graphic Chart>

    .  STRUCTURE AFTER ROLL-UP
         .  KMG = 100% Ownership of SLP

Fairness Opinion Summary

Unit Price and Volume Since Inception of SLP

<Graphic Chart>

    .  TRADING AND VOLUME HISTORY OF SLP
       DECEMBER 3, 1985 - MARCH 8, 1999

<Graphic Chart>

    .  PERCENTAGE OF TOTAL SLP VOLUME TRADED AT VARIOUS PRICES
       DECEMBER 3, 1985 - MARCH 8, 1999


Trading Price per Unit. . . . . .  $20 - $25    $15 - $20    $10 - $15    $5 - $10    $4 - $5    $3 - $4    <$3
                                   ---------    ---------    ---------    --------    -------    -------    ---
Percentage of Total Volume. . . .     9.7%        17.8%        17.4%        30.0%      18.0%       6.6%     0.3%



Fairness Opinion Summary

Analysis of Historical Partnership Unit Prices

                 SUMMARY OF TRADING PRICES OF SLP AND PREMIUMS
                                                                 Premium at
                                                                  Proposed
                                                                    Price
                                                     Price        of $4.52
                                                     -----        --------

Close (3/8/99)  . . . . . . . . . . . . . . . .  $4.06              11.3%
5-Day Average . . . . . . . . . . . . . . . . .  $4.08              10.9%
10-Day Average  . . . . . . . . . . . . . . . .  $3.92              15.3%
20-Day Average  . . . . . . . . . . . . . . . .  $3.82              18.4%
30-Day Average  . . . . . . . . . . . . . . . .  $3.86              17.1%
60-Day Average  . . . . . . . . . . . . . . . .  $3.64              24.2%
120-Day Average . . . . . . . . . . . . . . . .  $3.56              27.0%
240-Day Average . . . . . . . . . . . . . . . .  $3.63              24.4%
360-Day Average . . . . . . . . . . . . . . . .  $3.98              13.6%
October 14, 1998<F1> . . . . . . . . . . . . . .  $3.00              50.7%

<F1>  Day prior to announcement of merger between Kerr-McGee and Oryx.

Fairness Opinion Summary

                        E&P LP Roll-Up Premium Analysis

                                             Price as of Day(s) Prior to
                                               Transaction Announcement
                                             ---------------------------

                                          One-Day      5-Days      30-Days

           Comparable Roll-up Premiums:
           ---------------------------
             Median . . . . . . . . . .     1.0%         1.6%       22.6%
             High . . . . . . . . . . .    18.0%        32.6%       36.3%
             Low  . . . . . . . . . . .    (3.0%)       (0.3%)       5.5
           Implied SLP Unit Price:
           ----------------------
             Median . . . . . . . . . .   $4.10         $4.06      $ 4.83
             High . . . . . . . . . . .   $4.79         $5.30      $ 5.37
             Low  . . . . . . . . . . .   $3.94         $3.99      $ 4.15
           Premiums at $4.52: . . . . .    11.3%         13.0%       14.8%


Fairness Opinion Summary

<Graphic Chart>

    .  SLP
       DECEMBER 31, 1995 - MARCH 8, 1999
       Trading and Volume History vs. $4.52

Fairness Opinion Summary


PARTNERSHIP SUMMARY VALUATION ANALYSIS ($MM)
                                                     Preliminary
                                                Enterprise Value Range
                                                ----------------------

Discounted Cash Flow Analysis . . . . .  $1,750      --           $2,150
Comparable Company Trading Analysis . .  $1,750      --           $2,250
Comparable Transactions Analysis  . . .  $1,800      --           $2,350
Going Concern Analysis  . . . . . . . .  $1,850      --           $2,200
Segment Valuation Analysis  . . . . . .  $1,700      --           $2,200
    Preliminary Reference Enterprise
     Value Range                         $1,750      --           $2,150
  Net Debt  . . . . . . . . . . . . . .             ($32)
    Preliminary Reference Equity
     Value range                         $1,718      --           $2,118
Partnership Units Outstanding . . . . .             421.2
    Preliminary Reference Equity
     Value Range per Unit . . . . . . .   $4.08      --            $5.03
Current Unit Price (3/8/99) . . . . . .             $4.06
     Percent Premium/(Discount) . . . .     0.4%     --             23.8%
Public Unit Price on Day before
  KMG/ORX Merger Announcement
  (10/14/98). . . . . . . . . . . . . .             $3.00
  Percent Premium/(Discount)  . . . . .    36.0%     --             67.6%
Public Liquidation Value at Book Value
  (12/31/98)  . . . . . . . . . . . .               $2.52


Fairness Opinion Summary

<Graphic Chart>

                                                 Preliminary Reference
                                                   Equity Value Range
                                                        Per Unit
                                                 ---------------------

       Discounted Cash Flow                         $4.08 to $5.03
       Comparable Company Trading Analysis          $4.08 to $5.27
       Comparable Transactions Analysis             $4.20 to $5.50
       Going Concern Analysis                       $4.32 to $5.15
       Segment Valuation Analysis                   $3.96 to $5.15

    .  Public Liquidation at Book Value
       per unit is $2.52

    .  Proposed Transaction
       value per unit is $4.52

Fairness Opinion Summary

Summary Implied Multiples


                              IMPLIED MULTIPLES
                                                          Multiples on
                                                        Transaction Value
                                                        -----------------

                                                    Proposed SLP   KMG/ORX
                                                       Merger      Merger<F1>
                                                    ------------  ---------

Preliminary Reference Enterprise $1,750  --   $2,150  $1,936      $3,164
  Value Range ($MM)

                         Per Unit $4.08  --     5.03  $ 4.52      N.A.

                          SLP
                         Data
                         ----

   EBITDE ($MM):
    1998 . . . . . .    $331       5.3x  --      6.5x     5.8x    $511/6.2x
    1999E. . . . . .    $328       5.3x  --      6.6x     5.9x    $598/5.3x
    2000E. . . . . .    $379       4.6x  --      5.7x     5.1x         N.A.

   SEC Value:
    Pre-Tax($MM) . .  $1,278       1.4x  --      1.7x     1.5x    $2,940/1.1x

   Proved Reserves:
    $/BOE (6:1). . .     390      $4.49  --    $5.52     $4.96    604<F2>/$5.24
    $/Mcfe(6:1). . .   2,338      $0.75  --    $0.92     $0.83  3,624<F2>/$0.87

<F1>  Based on KMG's closing share price on 10/14/98 (the day before the announcement of the merger) and estimated amounts as of that date.
<F2>  Estimate of 12/31/98 proved reserves as of 10/14/98 (the day before the announcement of the merger).



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                                                               EXHIBIT (d)